Filed Pursuant To Rule 433

Registration No. 333-286293

September 19, 2025

GRAYSCALE

GDLC: Insights from Grayscale and CoinDesk Indices on the Crypto 5

September 23, 2025
11:00am EDT

Virtual Webinar

We are excited to introduce the first multi-token crypto exchange-traded product in the U.S., the **Grayscale CoinDesk Crypto 5 ETF (ticker: GDLC)**, offering investors exposure to the five largest and most liquid[1] crypto assets — which together represent 90% of crypto's total investable market cap.[2]

Join our webinar featuring Inkoo Kang, our ETF product specialist in conversation with Andrew Baehr, Head of Product at CoinDesk Indices.

GDLC, an exchange traded product, is not registered under the Investment Company Act of 1940, as amended ("40 Act"), and therefore is not subject to the same regulations and protections as 40 Act registered ETFs and mutual funds. GDLC is subject to significant risk and heightened volatility. Cryptocurrency assets are not suitable for an investor who cannot afford to the loss of the entire investment. An investment in GDLC is not a direct investment in Cryptocurrencies.

Topics we'll cover:

- What is the Crypto 5?
- How do we define crypto large caps?
- What are the benefits of investing in a multi-token fund such as GDLC?
- What is the methodology underlying GDLC?
- How does GDLC compare with other options in market?
- How does GDLC fit into a portfolio?

Whether you're a seasoned investor, an advisor, or just exploring crypto for the first time, reserve your spot to stay ahead of the curve in the evolving crypto investing landscape.

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Speakers Andrew Baehr, CFA, CAIA Head of Product COINDESK INDICES Andy leads product development and distribution of digital asset indices and strategies at CoinDesk Indices, bringing twenty-five years of global markets and investment management experience. Prior to joining CoinDesk, Andy was a partner at Risk Premium Investments, an alternative asset manager serving institutional investors. Earlier, he held leadership roles on derivatives desks at Credit Suisse, BNP Paribas, Morgan Stanley, and Deutsche Bank, focusing on volatility and systematic strategy products. Andy holds BA and MBA degrees from Columbia University. He is a CFA® charter holder and holds the CAIA designation. Since 2008, Andy has served as a board member for Goodwill NYNJ. Inkoo Kang Senior Vice President, ETFs Grayscale Inkoo Kang is Senior Vice President of ETFs at Grayscale Investments, where he builds product strategy and advances development for the firm’s ETF platform. Since joining in 2021, he has helped build Grayscale’s ETF capabilities across the board, playing a key role in bringing digital asset exposure to market through innovative, investor-centric products. With over 13 years of ETF experience, Inkoo has worked across product development, capital markets, and portfolio management. Prior to Grayscale, he spent nearly a decade at Direxion, where he contributed to the launch and management of a wide variety of ETF strategies. Inkoo holds a B.S. in Finance from Elon University. RSVP About Grayscale Founded in 2013, Grayscale has a decade-long track record and deep expertise as the world’s largest digital asset-focused investment platform. Investors, advisors, and allocators turn to Grayscale for single-asset, diversified, and thematic exposure. Enhance your user experience and build brand equity with your design vernacular. Learn More

About Grayscale Educational Resources 1. Source: Grayscale and CoinDesk, as of 8/29/2025. Largest and most liquid assets reflect eligibility for U.S. exchange and custody accessibility and U.S. dollar or U.S. dollar-related trading pairs. Exclusions include stablecoins, memecoins, gas tokens, privacy tokens, wrapped tokens, staked assets, or pegged assets. Largest is defined by circulating supply market capitalization, and most liquid is defined by 90-day median daily valued traded. 2. Source: CoinDesk, CoinGecko as of 8/29/2025 Important Disclosures Grayscale CoinDesk Crypto 5 ETF ("GDLC" or the "Fund") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. If an active trading market for the shares does not develop or continue to exist, the market prices and liquidity of the shares may be adversely affected. Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the sponsor of GDLC. All opinions expressed are solely the opinions of the speakers and do not reflect the opinions of Grayscale or any of its affiliates. This webinar is for informational purposes only and is not intended to be, nor should it be construed or used as, investment, tax, or legal advice, an investment recommendation, an IRA provider recommendation, an offer to sell, or the solicitation of an offer to buy, any digital asset or security. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for any investor that cannot afford loss of the entire investment. All content is original and has been researched and produced by Grayscale Investments, LLC (“Grayscale”) unless otherwise stated herein. No part of this content may be reproduced in any form, or referred to in any other publication, without the express consent of Grayscale. This information should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any investment in particular. This material is strictly for illustrative, educational, or informational purposes and is subject to change. This content does not constitute an offer to sell or the solicitation of an offer to sell or buy any security in any jurisdiction where such an offer or solicitation would be illegal. There is not enough information contained in this content to make an investment decision and any information contained herein should not be used as a basis for this purpose. This content does not constitute a recommendation or take into account the particular investment objectives, financial situations, or needs of investors. The CoinDesk 5 Index is a market capitalization-weighted index that measures the performance of the five largest and most liquid digital assets within the CoinDesk 20 Index. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein. © Grayscale 2025

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.